Pacific Biometrics, Inc.
220 West Harrison Street
Seattle, WA 98119
Tel: 206-298-0068

October 3, 2007

VIA EDGAR

Frank Wyman
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Pacific Biometrics, Inc.
Form 10-KSB for the year ended June 30, 2006
File No. 000-21537

Dear Mr. Wyman:

This letter contains the response of Pacific Biometrics, Inc. (the “Company”) to the comments regarding the referenced filing contained in the letters dated March 2, 2007 and June 29, 2007 from the Securities and Exchange Commission.  This response also reflects the Company’s discussions with you over the past several weeks.  The numbered responses that follow correspond by number to the comments in the above referenced letter.

Form 10-KSB for fiscal year ended June 30, 2006

Management’s Discussion and Analysis

Critical Accounting Estimates and Policies, page 23

1.
It appears that you have identified revenue, the allowance for doubtful accounts, and the useful lives of tangible and intangible assets as critical accounting estimates but omit any discussion associated with these estimates. Your disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, please describe in disclosure-type format the expected uncertainties in applying your critical accounting policies, the effect that changes in such estimates have had on the financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

October 3, 2007

We discuss many of the critical factors surrounding company revenues in the “Risk Factors Affecting Our Business” section, page 12 through page 19.  We recognize that additional disclosure is appropriate in the Critical Accounting Estimates and Policies section.  We began this process by adding additional language in the 10-QSB filed for the second quarter of fiscal 2007 on February 12, 2007.

In future filings we will add additional discussion about expected uncertainties in applying our critical accounting policies.  We have included below revised disclosure about these policies.

Revenue:  Our client contracts may be delayed or cancelled at anytime.  Uncertainty surrounding continuation of existing revenues during any period is high.  Under fixed-price contracts, we recognize revenue as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date compared to the total units-of-work contracted.  We believe that recognizing revenue as services are performed is the most appropriate method for our business as it directly reflects services performed in the laboratory.  We would expect material differences in reporting of our revenues to occur if we changed our assumptions for revenue recognition from services performed to other methods such as percent complete or completed contract methods.  While both other methods are allowed under GAAP, they would introduce more variables and estimates into our revenue recognition process.  The percent complete method introduces estimated costs early in the process that may drive revenues higher in early periods.  The completed contract method may recognize revenues in future contract periods, such as the first quarter after a fiscal year close and subsequent to completion of the services rendered.

Allowance for doubtful accounts:  While the company has historically experienced very low levels of bad debt, we constantly monitor our current accounts receivable for past due accounts.  If we have specific knowledge of a current account that may be uncollectible, we will add that amount to our allowance for doubtful accounts.  We are susceptible to changes in the pharmaceutical market as well as changes in the overall economy.  A downturn in the market or cost reductions and consolidation such as the market is currently experiencing, may change how we estimate our allowance.  The company has not experienced any bad debt for approximately 2 years.  However, based on the current changes in our marketplace, we may need to increase our bad debt allowance in future periods which would reduce our operating and net profits.

Useful lives of tangible and intangible assets:  The assets we acquire are subject to our best estimates of useful lives of the asset for depreciation purposes.  Due to the uncertainty of current studies which are subject to cancellation, which may occur at any time, as well as changes in scientific methods for our testing, we may no longer have use for certain tangible and intangible assets and may take a charge against current earnings should changes in our estimated asset lives occur.

October 3, 2007

We use the discounted cash flow method according to SFAS 144 to test our assets for impairment.  The current balance of our depreciable assets at June 30, 2006 is $693,231, net of depreciation.  We currently do not carry material amounts of intangible assets on our balance sheet.

Results of Operations for the fiscal year ended June 30, 2006 and 2005 (Restated), page 25

2.
Please refer to prior comment two.  Your proposed new disclosure does not adequately explain why laboratory expense and cost of goods sold as a percent of revenues decreased significantly from 76% of revenues in 2005 (Restated) to 48% of revenues in 2006.  Please explain to us in disclosure-type format that explains more specifically why laboratory expense and cost of goods sold decreased from 76% of revenues to 48% of revenues. Include a breakdown of revenues for each period presented that quantifies contracts with a fixed price, contracts priced as fee-for-service with a cap and contracts priced as fee-for-service without a cap.  Include a breakdown of laboratory expense and cost of goods sold that quantifies the fixed and variable cost components for each period presented.  Include a more specific discussion of your future operating prospects, including your expected revenue growth and gross profit margins.  Refer to our Interpretative Guidance in Financial Reporting Release No. 72.

Fixed Price Contracts amounted to 77% of revenue or $8,267,604; Contracts Priced as Fee-For-Service with a Cap amounted to 2% of revenue or $177,375; Contracts Priced as Fee-For-Service without a Cap amounted to 21% of revenue or $2,305,044.

 Fixed and Variable Cost detail of Cost of Goods Sold (COGS)

October 3, 2007

	FY2006				FY2005
			Revenue
			Growth
Revenue	$ 10,750,023		233%		$ 3,230,374

				% Rev.			% Rev.
Fixed Costs
Rent, Utilities,Certain Taxes	$ 230,000	4%		2%	$ 223,000	9%	7%

Variable Costs
Wages, Taxes, Benefits	1,791,000			17%	1,065,000		33%
Reagent Chemicals	2,153,000			20%	727,000		23%
Other Variable Costs	987,000			9%	441,000		14%
Total	$ 4,931,000	96%	Expense	46%	$ 2,233,000	91%	69%
			Growth
Total Cost of Goods Sold	$ 5,161,000	100%	110%	48%	$ 2,456,000	100%	76%

Contracts
	FY2006				FY2005

Fixed Price	$ 8,267,604	77%			$ 2,917,323	90%
Fee-For-Service with a Cap	177,375	2%			315,050	10%
Fee-For-Service without a Cap	2,305,044	21%			-	0%

Total Revenue	$ 10,750,023				$ 3,230,374

Cost of Goods Sold (“COGS”) decreased as a percent of revenue from 76% in fiscal 2005 to 48% in fiscal 2006.  The primary driver of the decrease in total COGS as a percentage of revenue was changes in the Company’s variable costs.  While the fixed cost component of total COGS also changed by a small dollar amount and decreased as a percentage of revenue as a result of the substantial increase in revenue, the primary reason for the decrease in total COGS as a percentage of revenue was changes in the Company’s variable cost component.

As a percent of total revenue, the variable cost component decreased from 69% in 2005 to 46% in 2006.  This percentage decrease was driven primarily by the following factors: (i) Wages, Taxes, Benefits ; (ii) Reagent Chemicals; and (iii) Other Variable Costs, each of which increased in fiscal 2006 as compared to fiscal 2005, but at a significantly lesser rate than the Company’s revenue growth during the comparable period.  The following describes, in further detail, the variable cost components:

October 3, 2007

(i)  Wages, Taxes, Benefits.  We added a significant number of staff to the laboratory during fiscal 2006.  Headcount rose from 24 in fiscal 2005 to 36 in fiscal 2006 and, correspondingly, Wages, Taxes and Benefits increased from approximately $1,065,000 in fiscal 2005 to approximately $1,791,000 in fiscal 2006.  This represents a 68% increase in Wages, Taxes and Benefits over the prior year.  However, as a percent of revenue, Wages, Taxes and Benefits decreased by 16%, as we were able to significantly increase our testing throughput and revenue with a majority of the existing staff hired in 2006.  Principally, this was the result of two large, short-term studies for approximately $2.6 million dollars during the second and third quarters of fiscal 2006 in which we ran extended shifts and maximized laboratory throughput.  Prior to this we had significant untapped capacity in the lab.

(ii)  Reagent Chemicals.  Reagent Chemicals are used in our laboratory testing.  Our testing volume was much greater in fiscal 2006 and the reagent cost increase tracked the increase in revenue.  Revenues increased by 233% and reagent costs increased 196%.  Reagent costs as a percent of revenue decreased from 23% of revenue in fiscal 2005 to 20% in fiscal 2006.   The amount of chemicals required and cost of these chemicals varies by the type of testing performed.  In addition, the overall cost of reagent chemicals varies with testing volume, the mix of testing performed and with the test yield of the particular reagent.   Importantly, during fiscal 2006, we were also able to negotiate more favorable pricing for our reagent chemicals when we were experiencing higher testing volumes.

 (iii)  Other Variable Costs.  Other Variable Costs increased by 124% from fiscal 2005.  As a percent of revenue, other variable costs fell to 9% in fiscal 2006 from 14% in fiscal 2005. The other variable costs are semi-variable, where some components vary directly with testing activity and others at a slower rate such as those related to depreciation, repairs and leasing costs.

We have a great deal of uncertainty surrounding continuation of existing revenues and estimates of future revenues, during any period.  Studies that we bid on are uncertain until we have a signed contract.  Once work on a study commences, there is no guarantee that it will not be cancelled at some time during the testing phase.  Drug development activities by pharmaceutical companies in the lipid / cholesterol market in general, representing a major portion of our revenues, are unclear. Several factors may adversely affect our future revenues, including the recent announcements by Pfizer of plans for cost reductions and layoffs and other large pharmaceutical companies’ cost reduction announcements.  We note the variability of our revenues in our comparison of quarterly revenues, page 15 of 10-KSB for the period ended June 30, 2006.  Our gross profit is affected mainly by the level of revenue, the types of studies in progress, and components of cost of goods sold.  While we have achieved a gross profit of over 50% in previous fiscal years and quarters, the average gross profit over the last five fiscal years has been 44%.

October 3, 2007

Earnings before Taxes, Interest, Depreciation, and Amortization (EBITDA), page 29

3.
Please refer to comment three.  We do note believe that you have sufficiently justified the use of the EBITDA metric.  If you cannot demonstrate to us in disclosure-type format that the financial impact of depreciation, amortization, interest expense, and income taxes will disappear or become immaterial within a near-term finite period or if you are not otherwise able to demonstrate the measure has a substantive use to investors, discontinue use of your EBITDA metric in future filings.

While we believe there is value to the investor in the information provided by this metric, due to the high level of amortization related to the Laurus debt, we will discontinue the use of the EBITDA metric in future filings.

Financial Statements

Notes to Financial Statements

Note 16 – Restatement, page F-23

4.
Please refer to prior comment three.  Your statements that “the restatement was not the result of a failure of internal control” and that “no material weakness has been revealed” appear to be inconsistent with your hiring of new auditors and a new controller.  Please tell us the factors that you considered in assessing the effectiveness of your internal controls over financial reporting and the changes your have made in your internal controls due to the restatement.  If you believe that you have not made any changes that are “reasonably likely to materially affect internal control over financial reporting”, please describe the other factors that you considered in concluding that accounting errors similar to those that were corrected in the restatement are not reasonably likely to occur.

Company Response:  We do not believe that our hiring of new auditors and a new controller indicate a failure of internal control or material weakness in light of the restatement.  We have not made any changes that are “reasonably likely to materially affect internal control over financial reporting”.  Rather, we believe that there are other factors to consider in our restatement.  We have carefully reviewed the facts and circumstances relating to the restatement of our financial statements for the fiscal years ended June 30, 2004 and 2005, respectively, and for the reasons described below, we do not believe a change is required to our assessment of the effectiveness of our disclosure controls or internal controls and procedures as of the end of the periods covered by the restatement.

The restatement is related to our change in accounting treatment of two convertible debt instruments held by us (the borrower), issued by Laurus Master Funds, Ltd. (the lender).  At the time the first convertible note agreement was entered into in 2004, we extensively reviewed the applicable accounting literature consisting of EITF 98-5 and EITF 00-27 and consulted with our independent registered public accounting firm (Grant Thornton LLP)  to determine the appropriate accounting treatment of the instrument.  Our independent auditors concurred with our accounting approach for the convertible debt

October 3, 2007

instrument and provided specific input regarding the accounting on our financial statements.  We therefore determined that the instrument was properly treated as a conventional convertible instrument and was consistent with generally prevailing interpretations of subject in effect in the accounting industry at the time we entered into the secured convertible note agreement.  When we entered into the second convertible note agreement in January 2005, we again reviewed the applicable accounting literature and determined that the instrument was properly treated as a conventional convertible instrument, and our independent registered public accounting firm again concurred with our determination.  We believe that our internal processes and evaluation of accounting treatment and our extensive discussions with our independent auditors indicate that we had appropriate internal controls in place.

Subsequently during 2006, due to further clarifications by the Commission regarding the identification of derivatives and the additional guidance it has provided, we reevaluated the accounting treatment for these convertible debt instruments and again consulted with our new independent registered public accounting firm (Williams & Webster P.S.).  We ultimately decided to make the restatement.  The change in accounting was to bifurcate the derivative elements of the convertible notes and treat them as a liability.

We have evaluated and concluded that the restatement does not indicate a material weakness in internal controls over financial reporting and that the restatement does not impact such controls and procedures that were effective as of the end of the periods covered by the restatement.  We believe that our internal controls are functional and adequate, and on an ongoing basis we will continue to review and, as appropriate, improve our internal controls.

●  Factors we considered in assessing the effectiveness of our internal control over financial reporting include the following:

1.
We concluded that the restatement was limited to issues resulting from a change in the interpretation of one of the most complex of generally accepted accounting principles. The restatement was required due to a complex transaction with obscure accounting treatment. The standards body responsible for issuance of this rule is continuing to issue clarifications and has active committees continuing to work on interpretations of this rule.

2.
Our original accounting treatment for the convertible notes was based on the interpretation in effect at the time, and was extensively reviewed and confirmed by our independent registered public accounting firm (Grant Thornton LLP) and our Audit Committee, which was comprised of three directors with senior level financial expertise.  Accordingly, the various convertible note transactions were fully reviewed and the specific items in question were assessed, although the conclusions reached were incorrect.

3.
We also reviewed and considered our entity level controls, our control environment, disclosure structure and reporting structures, our Board of Directors’ / Audit Committee’s oversight of our financing reporting, and we determined that they were functioning as designed.

October 3, 2007

4.
We believe that, based on our analysis of the proper accounting treatment at the time and the information then available based on that analysis, the internal controls and procedures were adequate and effective. In the end this information was determined to be erroneous based on revised interpretation of accounting principles. In this case, the original treatment of our convertible debt did not result from a misapplication of GAAP: rather, we have reinterpreted SFAS 133 in light of new guidance from Staff.  Our professional judgment, internal expertise, and use of controls to review the preparation of our financial reporting documents remain adequate.

5.
Our CEO and Principal Accounting Officer participated in a review of changes in our internal control over financial reporting in conjunction with our Audit Committee and outside Auditors precipitated by the restatement.  That evaluation did not identify any changes that have materially affected, or are likely to materially affect, our internal control over financial reporting due to this restatement.

6.	We have reasonable assurance that our financial reporting has been prepared according to SEC, GAAP, and other appropriate standards on an ongoing basis.
7.	Our permitted communications between management and auditors regarding preparation of financial documents have added to our confidence that we are compliant with control over financial reporting.
8.
We are a small company with limited resources. However, we operate with extensive management oversight of all accounting transactions and activity. Although we are not yet required to be in compliance with Sarbanes-Oxley Section 404, we have been reviewing and testing our company level controls and to date nothing has come to our attention or our Audit Committee to lead us to believe that there is any material weakness in internal controls over financial reporting or that our disclosure controls and procedures are ineffective.  Our current view of our control environment is that it is adequate for the size of the Company and normal operating activities. The occasion of the restatement of the financial statements resulting from revised interpretation of the complex rules regarding convertible debt and derivatives does not indicate to management that there is a deficiency in our internal controls.

●  Other factors we considered in concluding that accounting errors similar to those that were corrected in the restatement are not reasonably likely to recur include the following:

1.
We concluded that the error was not due to any failures to maintain our accounting records, recording of transactions, or controls.  This occurrence would be classified as infrequent, and not indicative of a broader issue concerning the application of generally accepted accounting principles.

2.
We have increased our financial reporting training budget.  Included in this, our VP Finance / Controller has attended a seminar taught by national accounting experts on disclosure and reporting requirements, and additional national seminars have been scheduled for our VP Finance / Controller and for others in our accounting department, particularly with respect to SOX, disclosure practices, SFAS 133, new accounting pronouncements and complex accounting rules having particular application to us.

October 3, 2007

3.	We have increased permitted communication with our auditors.
4.	We have added a new member to the audit committee with an extensive financial background who is active in review of our disclosures, controls and our financial reporting process.
5.	We have added additional staff, both in terms of numbers and expertise, to assist with preparation and review of our financial reporting documents.
6.
We have a disclosure committee to assist with (a) identification and consideration of material information for disclosure in our periodic reports and (b) ongoing evaluation of our internal controls, disclosure controls and procedures.

7.
We have scheduled regular quarterly meetings between our auditors and key financial management (VP Finance / Controller and CEO, as needed) to review our processes and discuss new financial reporting requirements and the specific impact on us.

8.	We have retained an outside expert to assist with control review and SOX 404 compliance.
9.	We are considering retaining an outside expert to consult on complex accounting issues.

We do not believe that changes made to strengthen our internal and disclosure controls should be deemed to be evidence that our controls and procedures in place in connection with the restatement were ineffective.  What these changes demonstrate is our efforts to strive to continually improve our disclosure and financial controls.  We believe that our existing internal controls, and the implemented and planned improvements within our accounting department and to our financial reporting and our disclosure controls and procedures, will be adequate to ensure that accounting errors similar to the restatement will not reoccur.

5.	We are considering your response to prior comment five. Please expand your explanation of the restatement in disclosure-type format to address the following issues:

●  Your calculation of the compound embedded derivative liability does not appear to conform to SFAS 133 because it represents the sum of a value for the BCF and a fair value for warrants rather than a single calculation of a fair value for the embedded derivative.  Explain how your calculation of the embedded derivative liability conforms to the guidance in SFAS 133.

We propose that for the Balance Sheet and Income Statement for the Fiscal Year 2007 Audited Financial Statements and for future financial statements as applicable, the Company will change the caption reference from “beneficial conversion feature” in the Balance Sheet to “Embedded derivative liability” and from “beneficial conversion feature” to “Embedded derivative liability” in the Consolidated Statement of Operations.

October 3, 2007

Please note that we have disclosed two derivative instruments.  An embedded derivative that contains three component parts:  the conversion feature; the prepayment feature that requires a premium of 130% of face value and the variable interest rate feature; and a freestanding derivative consisting of all warrants associated with the convertible notes.  Historically, we have calculated a discount to the notes consisting of the conversion feature, the prepayment feature that requires a premium of 130% of face value and the variable interest rate feature and warrants for each note via estimation of the fair value of each individual component.  We estimate the fair value of the embedded derivative based on the proportion of the fair value of each individual component to the overall fair value of the hybrid instrument (“with and without method”).  This requires 6 calculations, due to 6 conversion and exercise prices, to prepare the fair value of the conversion feature (we determined that the other features were immaterial) (2) and original warrants for both notes, postpone warrants, and extension warrants (4).  Each calculation is based on the fair value of our stock price at period end.

Guidance on SFAS 133 states that “if a convertible instrument contains more than one embedded derivative that would individually require separate accounting as a derivative under SFAS Statement No. 133, those embedded features must be bundled together as a single compound embedded derivative instrument that would then be bifurcated and accounted for separately from the host contract under SFAS Statement No. 133”.  Our calculation method, summing the major components of conversion features, therefore appears to be allowed.

SFAS 133 states in 303:  “Measuring an embedded derivative separately from its host contract will require judgment, and sometimes such measurements may be difficult.  We considered providing specific guidelines for making such measurements but decided that such guidance could be unduly restrictive and could not address all relevant concerns.  Instead, we decided only to clarify that the objective is to estimate the fair value of the derivative features separately from the fair value of the non-derivative portions of the contract.  Estimates of fair value should reflect all relevant features of each component…”  We continue to calculate the fair value under the same Black-Scholes calculation factors for the period end for warrant values.

We propose that the embedded derivative and the freestanding derivative liability be disclosed separately as in the table below:

Proposed Balance Sheet detail

$1,539,633	= FMV of Embedded Derivative Liability (conversion feature) - Both Notes at 6/30/05

$1,312,216	= FMV of Freestanding Derivative Liability (warrants) - Both Notes at 6/30/05
$2,851,849	= FMV of Derivative Liability (conversion feature + warrants) - Both Notes at 6/30/05

October 3, 2007

●  Your consolidated statement of operations shows both an amortization of the conversion feature and warrants and changes in fair value for the derivative liability.  Explain your technical basis for recognizing both a  conversion feature and derivative liability in connection with the Laurus Notes:

Company Response:  We have continued to offset the note with a “discount” composed of the conversion feature and warrants.  This discount is amortized (accreted) from inception over the life of the Notes.  The conversion feature and warrants discount was not eliminated, as it is the offset to the convertible note by the establishment of the embedded derivative that consists of the fair value of the conversion feature and the freestanding derivative from the warrants.  The discounted loan value is still presented on the balance sheet.  The conversion feature and warrants are the components of the single embedded and freestanding derivatives.  This is not in conflict with the derivative treatment for each of the convertible notes.  The balance sheet presentation shows discounted debt plus the embedded and freestanding derivatives in the short term and long-term liability sections.  Over the life of the loans, the discount is accreted to the face value of the note.

●  You state in your response that you have added the fair value of the warrants to the face value of the convertible notes.  Explain your technical basis for this accounting treatment:

Company Response:  The fair value of the warrants is added to the discounted face value of the note to calculate a fair value allocation of the proceeds from both fair market value of the note and warrants that equals the net proceeds of the note to calculate under the “with and without method” as directed by SFAS 133 Implementation Issue No. B6.  This establishes a ratio of the fair value of the conversion and other features portion of the note to the fair value of all the warrants.  This is one component of the overall calculation steps to establish the fair value of the conversion and other features.  The next step is to take this fair value and divide it into the potential number of shares that the note is convertible into to derive the effective conversion price.

Example: May 2004 Note

$2,500,000	face value of the 2004 Note
63,600	less: conversions
118,500	less: Laurus fees & expenses
$2,317,900	net proceeds

FMV allocation of proceeds under the “with and without method”:

$ 92,613	FMV of postpone warrants
312,519	FMV of extension warrants
1,444,553	FMV of convertible Note
468,185	FMV of original warrants
$2,317,900	Total

October 3, 2007

●  You state that the compound embedded derivative liability equals the sum of the Derivative Liability-BCF and Derivative Liability Warrants.  However, the corresponding amounts on your consolidated balance sheet at June 30, 2005 appear to differ.  Explain this apparent inconsistency:

Company Response:  Please see attached partial 2006 and restated 2005 balance sheet as filed. Note that the balance brought forward from the restated 2004 balance sheet of $293,352 short-term embedded derivative and warrants and $963,876 long term embedded derivative and warrants, the adjustments from JE 8204 at 6/30/04, plus the adjustments from JE 8205 at 6/30/05, do equal the balances of the embedded derivative (conversion and other features) and freestanding derivative (warrants) at 6/30/05.   See example below of conversion feature plus warrant sums compared to the balance sheet values.

		Fiscal 2004

	3110	Additional Paid in Capital – Common	963,875.81
	2295	Derivative Liability - secured convertible debt – LT		963,875.81
JE 8204	3110	Additional Paid in Capital – Common	293,352.20
	2295-100	Derivative Liability - secured convertible debt – ST		293,352.20
		Establish FY2004 Derivative Liability balances - clear to APIC

		Reclass “Discount” from APIC to Derivative Liability	1,257,228.01	1,257,228.01

October 3, 2007

$683,962	= FMV of Embedded Derivative Liability (conversion and other features) - Single Note at 6/30/04

$573,266	= FMV of Freestanding Derivative Liability (warrants) - Single Note at 6/30/04

$1,257,228	= FMV of Derivative Liability (conversion and other features + warrants) - Single Note at 6/30/04

$1,539,633	= FMV of Embedded Derivative Liability (conversion and other features) - Both Notes at 6/30/05

$1,312,216	= FMV of Freestanding Derivative Liability (warrants) - Both Notes at 6/30/05

$2,851,849	= FMV of Derivative Liability (conversion and other features feature + warrants) - Both Notes at 6/30/05

October 3, 2007

PACIFIC BIOMETRICS, INC.
CONSOLIDATED BALANCE SHEETS – Liability Section Only and Embedded Derivative Reconciliation
As of June 30,

	2006	2005 (Restated)

May 2004 Note fair value of conversion and other features	827,361	988,351
January 2005 Note fair value of conversion and other features	564,102	551,282
Warrants – fair value, both notes	1,161,770	1,312,216

Total fair value for conversion and other features plus warrants – both notes	2,553,233	2,851,849

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$549,517	$438,342
Accrued liabilities	499,858	846,267
Advances from clients	966,573	697,561
Capital lease obligations - current portion	51,994	51,994
Secured convertible notes - current portion	923,129	83,333
Embedded derivative liability – current portion	800,239	327,110
Other notes payable - current portion	38,148	331,429
Total current liabilities	3,829,458	2,776,036

Capital lease obligations – long-term portion	56,500	108,493

Secured convertible notes – long-term portion, net of unaccreted fair value assigned to conversion feature and warrants of $1,648,210 and $2,419,639, respectively	718,461	1,433,428
Embedded derivative liability – long-term portion	1,752,994	2,524,739
Other notes payable – long-term portion	310,938	38,148
Total liabilities	6,668,351	6,880,844

Total embedded derivative liability	2,553,233	2,851,849

●
For each of the Laurus Notes, quantify the gross and net proceeds of the notes, the fair value of the warrants, the amount of the conversion feature and the compound embedded derivative liability.  Describe how you determined the amount for the conversion feature.  Explain why the sum of the secured convertible notes, the compound embedded derivative liability and the warrants appeared to exceed the face value of the Laurus Notes at June 30, 2005.

Company Response:  Our understanding is that since the potential to settle in our own stock cannot be determined, the value may exceed the note value at times, depending on the stock price, other fair value factors and balances.  Also affecting the overall value is our use of the “with and without” method to calculate the components of the embedded derivative.  We entered into the second Note Agreement on January 31, 2005, and as such, we would expect an initial value to exceed the face value of the Note at June 30, 2005.

October 3, 2007

Both Notes combined form our secured convertible Notes that are discounted plus the embedded derivative on the balance sheet.  Because the “with and without” method involves an independent estimation of the fair value of each component; the sum of the fair values of those components may be greater or less than the initial basis of the hybrid instrument, resulting in an initial carrying amount for the embedded derivative and freestanding derivative that differs from its fair value per SFAS 133 Implementation Issue No. B6.

	May-2004	Jan-2005
	Note	Note	Totals

Gross Proceeds	$2,500,000	$1,500,000	$4,000,000
Less: Conversions	(63,600)	—	(63,600)
Less: Laurus Fees & Expenses	(118,500)	(116,000)	(234,500)
Net Proceeds	$2,317,900	$1,384,000	$3,701,900

Fair Value of Note Warrants	468,185	238,840	707,025
Fair Value of Postpone Warrants	92,613	—	92,613
Fair Value of Extension Warrants	312,549	200,029	512,578
Fair Value of Conversion and Other Features	988,351	551,282	1,539,633
Fair Value of Embedded Derivative	$1,861,698	$990,151	$2,851,849

Balance sheet reconciliation

Gross Proceeds	$2,500,000	$1,500,000	4,000,000
Less: Conversions	(63,600)	—	(63,600)
Face Value of Notes	$2,436,400	$1,500,000	$3,936,400

Less: Conversion Feature totals noted	1,507,836	911,804	2,419,639

Balance sheet Discounted Secured Convertible Notes total	$928,564	$588,196	$1,516,761

Balance sheet Short Term			83,333
Balance sheet Long Term			1,433,428
			$1,516,761

October 3, 2007

In accordance with your request in the Staff’s comment letter, the Company hereby acknowledges as follows: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any Company filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Thank you for your consideration of this matter.

Very truly yours,

/s/ Ronald R. Helm

Ronald R. Helm
Chairman and Chief Executive Officer